FILED PURSUANT TO RULE 424(B)(3)

File No. 333-186210

HEMISPHERE MEDIA GROUP, INC.

SUPPLEMENT NO. 13 TO

PROSPECTUS DATED MARCH 25, 2013

THE DATE OF THIS SUPPLEMENT IS MARCH 11, 2015

This prospectus supplement (this “Supplement No. 13”) is part of the prospectus of Hemisphere Media Group, Inc. (the “Company”), dated March 25, 2013 (File No. 333-186210) (the “Prospectus”) as supplemented by Supplement No. 1, dated May 15, 2013 (“Supplement No. 1), Supplement No.2, dated May 15, 2013 (“Supplement No. 2”), Supplement No. 3, dated July 31, 2013 (“Supplement No. 3”), Supplement No. 4, dated August 14, 2013 (“Supplement No. 4”), Supplement No. 5, dated November 13, 2013 (“Supplement No. 5”), Supplement No. 6, dated January 23, 2014 (“Supplement No. 6”), Supplement No. 7, dated March 10, 2014 (“Supplement No. 7”), Supplement No. 8, dated April 1, 2014 (“Supplement No. 8”), Supplement No. 9, dated May 7, 2014 (“Supplement No. 9”), Supplement No. 10, dated August 5, 2014 (“Supplement No. 10”), Supplement No. 11, dated August 12, 2014 (“Supplement No. 11”) and Supplement No. 12 dated November 12, 2014 (“Supplement No. 12”).  This Supplement No. 13 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No.5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11 and Supplement No. 12.  Any statement in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11 and Supplement No. 12 that is modified or superseded is not deemed to constitute a part of the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11 or Supplement No. 12, except as modified or superseded by this Supplement No. 13.  Except to the extent that the information in this Supplement No. 13 modifies or supersedes the information contained in the Prospectus, as previously supplemented, this Supplement No. 13 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11 and Supplement No. 12.

The purpose of this Supplement No. 13 is to update and supplement the information in the Prospectus, as previously supplemented, with the information contained in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 11, 2015, and which is attached hereto.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2015

HEMISPHERE MEDIA GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35886	80-0885255
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation)		Identification Number)

2000 Ponce de Leon Boulevard

Suite 500

Coral Gables, FL 33134

(Address of principal executive offices) (Zip Code)

(305) 421-6364

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations and Financial Condition.

On March 11, 2015, Hemisphere Media Group, Inc. (the “Company”) issued a press release announcing its results of operations for the fourth quarter and year ended December 31, 2014. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated by reference into this item.

Within the Company’s press release, the Company makes reference to the non-GAAP financial measure “Adjusted EBITDA,” which has a directly comparable generally accepted accounting principles (“GAAP”) financial measure.  Management uses this measure to assess the operating results and performance of the business, perform analytical comparisons and identify strategies to improve performance.  Management believes Adjusted EBITDA is relevant to investors because it allows them to analyze the operating performance of the Company’s business using the same metrics used by management and is important to investors’ understanding of the Company’s business.

The information included in this Current Report on Form 8-K, including the exhibit attached hereto, is furnished solely pursuant to Item 2.02 of this Current Report on Form 8-K. Consequently, it is not deemed filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Securities Act of 1933 or the Exchange Act if such subsequent filing specifically references this Current Report on Form 8-K.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description of Exhibit
99.1	Press Release issued by the Company on March 11, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEMISPHERE MEDIA GROUP, INC.

Date:	March 11, 2015	By:	/s/ Alex J. Tolston
Name: Alex J. Tolston
General Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release issued by the Company on March 11, 2015

4

Exhibit 99.1

Hemisphere Media Group Announces Fourth Quarter and Full Year 2014 Financial Results

MIAMI—(March 11, 2015) — Hemisphere Media Group, Inc. (NASDAQ:HMTV) (“Hemisphere” or the “Company”), the only publicly traded pure-play U.S. media company targeting the high growth Hispanic TV/cable networks business, today announced financial results for the fourth quarter and full year ended December 31, 2014.

Alan Sokol, CEO of Hemisphere, stated, “We are very pleased with both our financial and operational results in 2014, our first full year as a public company. We continued to execute on our strategic plan to drive growth and engagement across each of our networks during the fourth quarter and successfully achieved solid revenue and Adjusted EBITDA growth. We secured new launches on Cablevision of our recently acquired cable networks, and full national distribution on Cox Cable for Centroamerica TV, and successfully completed renewals of WAPA’s retransmission agreements which expired in 2014.

“In addition, WAPA strengthened its leadership position as Puerto Rico’s #1 network for the sixth consecutive year.  Cinelatino’s transition to an ad-supported network remains on track for 2015. After a strong fourth quarter, we have significant momentum entering 2015 and are confident that we are ideally positioned to increase our retransmission/subscriber and advertising revenues, while continuing to pursue various strategic initiatives, including acquisitions and digital strategies to complement our core business.”

On April 1, 2014, Hemisphere closed on the acquisition of the assets of the Spanish-language television network business of Media World, LLC (the “Cable Networks Acquisition”), which is comprised of Pasiones, Centroamerica TV and TV Dominicana (the “Acquired Cable Networks”). Results for the Acquired Cable Networks are included in the Company’s consolidated statement of operations from the acquisition date, April 1, 2014, which affects the comparability of the Company’s quarterly and full year results.  Comparability of the Company’s full year results are also affected by a full year of results for Cinelatino, which was acquired by the Company on April 4, 2013 (the “Transaction”).

Net revenues for the three months ended December 31, 2014 were $33.2 million, an increase of 28%, compared to net revenues of $25.9 million for the same period in 2013. Net revenues for the full year ended December 31, 2014 were $112.0 million, an increase of 30%, compared to net revenues of $86.0 million for the same period in 2013. These increases are primarily a result of the inclusion of the Acquired Cable Networks, the inclusion of a full year of results of Cinelatino, and growth in subscriber and retransmission fees across all of the Company’s networks.  The fourth quarter results also benefited from growth in advertising revenue.

Operating expenses were $23.0 million for the three months ended December 31, 2014, an increase of 10% from operating expenses of $20.9 million in the year ago quarter. Operating expenses were $86.0 million for the full year ended December 31, 2014, an increase of 10% from operating expenses of $78.3 million in the year ago period. These increases in operating expenses were due primarily to the inclusion of the operating results of the Acquired Cable Networks, as well as the inclusion of Cinelatino’s operating expenses and corporate overhead for a full year.  These increases were offset in part by a reduction in production costs as a result of the decision not to produce Idol Puerto Rico in 2014, a decline in stock compensation expense, and one-time charges comprised primarily of fees and expenses related to the Transaction and the Cable Networks Acquisition recorded in 2013.

Net income was $4.3 million for the three months ended December 31, 2014, an increase of $1.7 million compared to net income of $2.6 million for the same period in 2013, and $10.6 million for the full year ended December 31, 2014, an increase of $14.9 million compared to a net loss of $4.3 million for the same period.

Adjusted EBITDA increased $5.7 million, or 56%, to $16.0 million for the three months ended December 31, 2014, and increased $16.2 million, or 48%, to $50.0 million for the full year ended December 31, 2014. These increases were due to the inclusion of the operating results of the Acquired Cable Networks and Cinelatino and revenue growth at Hemisphere’s combined networks, offset in part by a full year of corporate overhead, which has increased as the Company expands its infrastructure to support the growth of its business.

The Company expects to build on the positive revenue momentum of the fourth quarter and plans to increase investment in its channels in 2015, resulting in projected Adjusted EBITDA growth in the low to mid-teens for 2015.

As of December 31, 2014, the Company had $221.8 million in debt and $142.0 million of cash. The Company’s leverage ratio was approximately 4.5 times, and net leverage ratio was approximately 1.6 times.

The following tables set forth the Company’s financial performance for the three months and year ended December 31, 2014 and 2013 and selected balance sheet data as of December 31, 2014 and 2013 ($ in thousands):

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(Unaudited)		(Audited)

Net Revenues	$33,202	$25,876	$111,989	$86,005
Operating Expenses:
Cost of revenues	10,383	10,133	36,450	33,950
Selling, general and administrative	8,134	7,107	31,608	29,678
Depreciation and amortization	4,474	2,585	16,552	8,762
Other expenses	—	900	1,282	5,694
Loss on disposition of assets	—	132	70	199
Total Operating Expenses	22,991	20,857	85,962	78,283
Operating Income	10,211	5,019	26,027	7,722

Other Expenses:
Interest expense, net	(3,053)	(2,967)	(11,925)	(7,240)
Loss on extinguishment of debt	—	—	(1,116)	(1,649)
	(3,053)	(2,967)	(13,041)	(8,889)
Income (loss) before income taxes	7,158	2,052	12,986	(1,167)
Income tax (expense) benefit	(2,828)	587	(2,429)	(3,130)
Net Income (Loss)	$4,330	$2,639	$10,557	$(4,297)

Reconciliation of net income (loss) to EBITDA: (Unaudited)
Net Income (Loss)	$4,330	$2,639	$10,557	$(4,297)
Add (Deduct):
Income tax (expense) benefit	2,828	(587)	2,429	3,130
Interest expense, net	3,053	2,967	11,925	7,240
Loss on extinguishment of debt	—	—	1,116	1,649
Loss on disposition of assets	—	132	70	199
Depreciation and amortization	4,474	2,585	16,552	8,762
Stock-based compensation	1,314	1,574	5,920	7,192
Transaction expenses	—	900	1,282	5,694
Non-recurring expenses	—	74	173	4,206
Adjusted EBITDA	$15,999	$10,284	$50,024	$33,775

Selected Balance Sheet Data

	Year Ended December 31,
	2014	2013
	(Audited)
Cash	$142,010	$176,622
Debt	$221,791	$172,481

Leverage ratio (a): 4.5x

Net leverage ratio (b): 1.6x

(a)         Represents the sum of gross debt and the unamortized balance of original issue discount of $2.1 million as of December 31, 2014, divided by Adjusted EBITDA.  This ratio differs from the calculation contained in the Company’s amended term loan.

(b)         Represents the sum of net debt and the unamortized balance of original issue discount of $2.1 million as of December 31, 2014, divided by Adjusted EBITDA. This ratio differs from the calculation contained in the Company’s amended term loan.

Non-GAAP Reconciliations

Within Hemisphere’s fourth quarter and full year 2014 press release, Hemisphere makes reference to the non-GAAP financial measure - “Adjusted EBITDA.” Whenever such information is presented, Hemisphere has complied with the provisions of the rules under Regulation G and Item 2.02 of Form 8-K. The specific reasons why Hemisphere’s management believes that the presentation of this non-GAAP financial measures provides useful information to investors regarding Hemisphere’s financial condition, results of operations and cash flows has been provided in the Form 8-K filed in connection with this press release.

Conference Call

Hemisphere will conduct a conference call to discuss its fourth quarter and full year 2014 financial results at 10:00AM ET on Wednesday, March 11, 2015. A live broadcast of the conference call will be available online via the company’s Investor Relations website located at http://ir.hemispheretv.com/. Alternatively, interested parties can access the conference call by dialing (800) 638-4817, or from outside the United States at (617) 614-3943, at least five minutes prior to the start time. The conference ID for the call is 82943086.

A replay of the call will be available beginning at approximately 2:00PM ET March 11 by dialing (888) 286-8010, or from outside the United States by dialing (617) 801-6888. The conference ID for the replay is 70522278.

Forward-Looking Statements

This press release may contain certain statements about Hemisphere that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements relating to Hemisphere’s future financial and operating results (including growth and earnings), plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are based on the current expectations of the management of Hemisphere and are subject to uncertainty and changes in circumstance, which may cause actual results to differ materially from those expressed or implied in such forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “expect,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are discussed under the heading “Risk Factors” and “Forward-Looking Statements” in Hemisphere’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”), as they may be updated in any future reports filed with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Hemisphere’s actual results, performance, or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and Hemisphere undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

About Hemisphere Media Group, Inc.

Hemisphere Media Group (NASDAQ:HMTV) is the only publicly-traded pure-play U.S. Spanish-language TV/cable network business serving the high-growth U.S. Hispanic population. Headquartered in Miami, Florida, Hemisphere owns and operates five leading U.S. Hispanic cable networks, two Latin American cable networks, and the leading broadcast television network in Puerto Rico. Hemisphere’s networks consist of:

•                  Cinelatino, the leading Spanish-language movie channel with over 15 million subscribers across the U.S., Latin America and Canada, including 4.3 million subscribers in the U.S. and 10.8 million subscribers in Latin America, featuring the largest selection of contemporary Spanish-language blockbusters and critically-acclaimed titles from Mexico, Latin America, Spain and the Caribbean.

•                  WAPA, Puerto Rico’s leading broadcast television network with the highest primetime and full day ratings in Puerto Rico. Founded in 1954, WAPA produces more than 65 hours per week of top-rated news and entertainment programming.

•                  WAPA America, the leading cable network targeting Puerto Ricans and other Caribbean Hispanics living in the U.S., featuring the highly-rated news and entertainment programming produced by WAPA. WAPA America is distributed in the U.S. to over 5 million subscribers.

•                  Pasiones, dedicated to showcasing the most popular telenovelas and drama series, distributed in the U.S. and Latin America. Pasiones has 4.2 million subscribers in the U.S. and 8.9 million subscribers in Latin America.

•                  Centroamerica TV, the leading network targeting Central Americans living in the U.S., the third-largest U.S. Hispanic group, featuring the most popular news, entertainment and soccer programming from Central America. Centroamerica TV is distributed in the U.S. to over 3.7 million subscribers.

•                  Television Dominicana, the leading network targeting Dominicans living in the U.S., featuring the most popular news, entertainment and baseball programming from the Dominican Republic. Television Dominicana is distributed in the U.S. to over 2.6 million subscribers.

Contacts

For Hemisphere Media Group, Inc.:
Robin Weinberg/Patrick Scanlan, 212-687-8080

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